UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


                           BAB Holdings, Inc.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                             055176-10-1
                           (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c}
[x]  Rule 13d-1(d)






CUSIP No. 055176-10-1

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael K. Murtaugh  ####-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    Not applicable.


3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.  SOLE VOTING POWER          93,896

   6.  SHARED VOTING POWER       818,491

   7.  SOLE DISPOSITIVE POWER     93,896

   8.  SHARED DISPOSITIVE POWER  818,491


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    912,387 shares beneficially owned

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    Not applicable.


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    40.5%


12. TYPE OF REPORTING PERSON

    IN



                             SCHEDULE 13G

Item 1.

   (a) Name of Issuer

       BAB Holdings, Inc.

   (b) Address of Issuer's Principal Executive Offices

       8501 West Higgins Road, Suite 320
       Chicago, IL  60631


Item 2.

   (a) Name of Persons Filing

       Michael K. Murtaugh

   (b) Address of Principal Business Office or, if none, Residence

       8501 W. Higgins Road, Suite 320
       Chicago, Illinois 60631

   (c) Citizenship

       U.S.A

   (d) Title of Class of Securities

       Common Stock, no par value

   (e) CUSIP Number*


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not Applicable.

_____________________________
* Incorporated by reference to cover page.


Item 4. Ownership

(a) Amount Beneficially Owned* All share amounts reflect a 1 for 6 reverse split of the issuer's common stock which took effect on December 10, 1999.
	    93,261 shares owned directly
		      635 shares owned indirectly through 401(K)Trust
		  818,491 shares owned by Holdings Investments, LLC (incorporated by reference to Schedule 13 D filed by Holdings Investments, LLC on October
29, 1999.)


        (b) Percent of Class*

        (c) Number of shares as to which such person has:*

           (i)   sole power to vote or to direct the vote
           (ii)  shared power to vote or to direct the vote
           (iii) sole power to dispose or to direct the disposition of
           (iv)  shared power to dispose or to direct the disposition of


Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable


Item 9. Notice of Dissolution of Group

        Not Applicable

_____________________________
* Incorporated by reference to cover page.


Item 10. Certification

        Not Applicable



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 2, 2000
                                 ---------------------------
                                    Date

                                 /s/ MICHAEL K. MURTAUGH
                                 ---------------------------
                                    Signature

                                 Michael K. Murtaugh
                                 ---------------------------
                                    Printed Name